UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 333-163805

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Benefits Committee

of Dominion Resources, Inc. and the Participants

of the Dominion Salaried Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2011, and (2) reportable transactions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
June 25, 2012

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments at Fair Value:
Participant-directed investments	$2,084,940,684	$1,860,355,392
Nonparticipant-directed investments	108,809,687	142,600,632

Total investments	2,193,750,371	2,002,956,024

Receivables:
Notes receivable from participants	25,018,240	23,847,688
Participant contributions	585,596	480,567
Employer contributions	199,944	164,743
Accrued investment income	184	550
Receivables for securities sold	2,158,502	844,193

Total receivables	27,962,466	25,337,741

Cash	918,100	—

Total assets	2,222,630,937	2,028,293,765

LIABILITIES:
Payables for securities purchased	3,076,574	1,256,586
Other liabilities	844,995	1,913,643

Total liabilities	3,921,569	3,170,229

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,218,709,368	2,025,123,536
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,169,382)	(9,555,410)

NET ASSETS AVAILABLE FOR BENEFITS	$2,209,539,986	$2,015,568,126

See notes to financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participant contributions	$80,391,132
Employer contributions	27,416,752

Total contributions	107,807,884

Investment Income:
Interest	2,672
Dividends	29,442,797
Net appreciation in fair value of investments	117,467,152
Income from Master Trust	18,073,611

Total investment income	164,986,232

Interest income on notes receivable from participants	1,105,780

Total additions	273,899,896

DEDUCTIONS:
Benefits paid to participants	128,506,099
Administrative expenses	2,656,501

Total deductions	131,162,600

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	142,737,296
TRANSFER OF PARTICIPANTS’ ASSETS TO THE PLAN, NET	51,234,564

NET INCREASE IN NET ASSETS	193,971,860
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,015,568,126

End of year	$2,209,539,986

See notes to financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering all salaried employees and certain hourly employees of Dominion Resources, Inc. and its subsidiaries (the Participating Companies) (see Note 1.d.) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective September 30, 2011, as a result of the sale of Peoples Natural Gas Company to PNG Companies, LLC in 2010, the Dominion Peoples Gas Union Savings Plan (the Peoples Plan) transferred its net assets of $48,055,962 and merged into the Plan. Participants in the Peoples Plan became participants in the Plan in accordance with the terms thereof.

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Highly compensated employees may contribute not less than 2% and not more than 35% of their eligible earnings, of which up to 15% may be on a tax-deferred basis and up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Depending on a participant’s hire date, years of service, and the percentage of tax-deferred and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings depending upon plan entry date.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried and certain hourly employees subject to approval of the Dominion Board of Directors.

e.	Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Participating Companies’ matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2011 and 2010, forfeited nonvested accounts totaled $326,402 and $575,953, respectively. These accounts are used to reduce future contributions from the Participating Companies.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Fund corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Stable Value Fund (BNY Mellon Fund)

Large Cap Growth Fund (RCM Fund)

Small Cap Value Fund (Lee Munder Fund)

Small Cap Growth Fund (Cadence Fund)

Real Estate Fund

•	Common/Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

Target Retirement Income Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

Target Retirement 2055 Fund

•	Mutual Fund:

International Equity Fund

•

Employer Contributions—Effective January 1, 2008, Participating Companies’ matching contributions are deposited in accordance with the participant’s investment directions, or the Target Retirement Fund corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2011 or 2010.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Changes—In May 2011, as it resulted in an overall structural change in the annual investment manager fees, the Plan approved the structure of the International Equity Fund transitioning from a Master Trust to a mutual fund (see Note 5).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.

d.	Valuation of Investments—All investments are carried at fair value. See Note 6 for further information on fair value measurements. The fair valued fully benefit-responsive guaranteed investment contracts (GICs) are then adjusted to contract value. See Note 5.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from common/collective trust fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in common/collective trust funds and mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

h.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2011, the Plan transferred $491,655 and $3,670,257 of participants’ assets to and from other plans, respectively. In addition, at September 30, 2011, the Peoples Plan transferred its net assets of $48,055,962 and merged into the Plan.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits.

3. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
Dominion Stock Fund:
Participant-directed—11,758,260 and 11,063,040 units, respectively	$624,128,450	$472,613,073
Nonparticipant-directed—3,338,030 units in 2010, did not represent 5% or more of the Plan’s net assets in 2011	—	142,600,632
Interest in BNY Mellon Fund, 21,460,035 and 19,447,366 units, respectively	494,248,404	440,877,510
Interest in International Equity Fund*, 2,825,603 units	—	118,655,456
S&P 500 Index Fund, 14,875,698 and 14,565,874 units, respectively	173,408,492	166,256,288

*	In May 2011, the International Equity Fund was transitioned from a Master Trust to a mutual fund. See Note 1.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$143,510,471

Common/Collective Trust Funds:
Intermediate Bond Fund	4,850,706
Large Cap Value Fund	(4,862,457)
S&P 500 Index Fund	4,087,597
Wilshire 4500 Index Fund	(2,585,925)
Target Retirement Income Fund	526,320
Target Retirement 2005 Fund(1)	163,741
Target Retirement 2010 Fund(1)	953,972
Target Retirement 2015 Fund	593,722
Target Retirement 2020 Fund	290,866
Target Retirement 2025 Fund	(93,869)
Target Retirement 2030 Fund	(300,377)
Target Retirement 2035 Fund	(479,192)
Target Retirement 2040 Fund	(508,107)
Target Retirement 2045 Fund	(549,438)
Target Retirement 2050 Fund	(476,550)
Target Retirement 2055 Fund	74,470

1,685,479

Mutual Fund:
International Equity Fund(2)	(27,728,798)

Net appreciation in fair value of investments	$117,467,152

(1)	In April 2011, the Target Retirement 2005 and 2010 Funds were retired and rolled into the Target Retirement Income Fund.
(2)	In May 2011, the International Equity Fund was transitioned from a Master Trust to a mutual fund. See Note 1.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to 2008, Participating Companies’ matching contributions were deposited in the Dominion Stock Fund and were designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2011 and 2010, and for the year ended December 31, 2011, is as follows:

	December 31, 2011	December 31, 2010
Net assets—Dominion Stock Fund	$108,809,687	$142,600,632

Year Ended December 31, 2011
Changes in Net Assets:
Interest	$286
Dividends	14,871,917
Net appreciation in fair value of investments	77,887,182
Benefits paid to participants	(18,120,567)
Administrative expenses	(25,169)
Participant transfers	(103,152,994)
Rollover distributions	(5,251,600)

Net change	(33,790,945)
Dominion Stock Fund—Beginning of year	142,600,632

Dominion Stock Fund—End of year	$108,809,687

5. PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the BNY Mellon Fund, the RCM Fund, the Lee Munder Fund, the Cadence Fund and the Real Estate Fund are held in a Master Trust, a separate account that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. BNY Mellon holds the assets of the Master Trust. In May 2011, as it resulted in an overall structural change in the annual investment manager fees, the Plan approved the structure of the International Equity Fund transitioning from a Master Trust to a mutual fund.

BNY Mellon Fund—As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the BNY Mellon Fund was approximately 75% and 72%, respectively. Investment income and administrative expenses relating to the BNY Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The BNY Mellon Fund invests primarily in cash equivalents and two types of synthetic GICs described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)

Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the BNY Mellon Fund and a benefit responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the BNY Mellon Fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the BNY Mellon Fund and a benefit responsive, book value wrap contract purchased for its portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2011	2010
Based on annualized earnings*	1.62%	2.47%
Based on interest rate credited to participants**	1.03%	1.86%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the BNY Mellon Fund:

	December 31, 2011	December 31, 2010
GICs	$253,776,059	$398,489,553
Cash equivalents	405,745,435	209,969,446
Common/collective trust	—	5,563,746
Interest receivable	776,376	1,128,579
Receivables	504,262	—
Payables	—	(122,301)

Total at fair value	660,802,132	615,029,023
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(12,259,315)	(13,329,903)

Total at contract value	$648,542,817	$601,699,120

At December 31, 2011 and 2010, the Plan’s interest in the net assets at fair value of the BNY Mellon Fund was $494,248,404 and $440,877,510, respectively.

Investment income for the BNY Mellon Fund was as follows:

Year Ended December 31, 2011
Interest	$12,152,748
Net investment appreciation	36,915

Total	$12,189,663

The Plan’s interest in the investment income of the BNY Mellon Fund was $8,553,085.

RCM Fund—As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the RCM Fund was approximately 81% and 79%, respectively. The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment loss in the RCM Fund:

	December 31, 2011	December 31, 2010
Corporate stocks	$64,159,502	$70,445,528
Cash equivalents	1,977,508	1,798,150
Receivables	76,986	471
Payables	(68,833)	(67,322)

Total	$66,145,163	$72,176,827

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the RCM Fund was $53,612,188 and $57,217,923, respectively.

Investment loss for the RCM Fund was as follows:

Year Ended December 31, 2011
Interest	$1,610
Dividends	862,244
Net investment depreciation	(3,273,555)

Total	$(2,409,701)

The Plan’s interest in the investment loss of the RCM Fund was $(1,948,934).

Lee Munder Fund—As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the Lee Munder Fund was approximately 84%. The Lee Munder Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Lee Munder Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment loss in the Lee Munder Fund:

	December 31, 2011	December 31, 2010
Corporate stocks	$59,000,585	$68,133,538
Cash equivalents	1,167,225	1,315,213
Registered investment companies	301,687	—
Receivables	—	60,483
Payables	(76,119)	—

Total	$60,393,378	$69,509,234

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Lee Munder Fund was $50,721,592 and $58,683,323, respectively.

Investment loss for the Lee Munder Fund was as follows:

Year Ended December 31, 2011
Interest	$903
Dividends	981,245
Net investment depreciation	(5,587,450)

Total	$(4,605,302)

The Plan’s interest in the investment loss of the Lee Munder Fund was $(4,357,649).

Cadence Fund—As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the Cadence Fund was approximately 84%. The Cadence Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Cadence Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Cadence Fund:

	December 31, 2011	December 31, 2010
Corporate stocks	$68,746,184	$62,681,524
Cash equivalents	2,406,750	3,348,999
Payables	(417,267)	(261,866)

Total	$70,735,667	$65,768,657

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Cadence Fund was $59,792,420 and $55,569,650, respectively.

Investment income for the Cadence Fund was as follows:

Year Ended December 31, 2011
Interest	$2,720
Dividends	248,716
Net investment appreciation	4,091,175

Total	$4,342,611

The Plan’s interest in the investment income of the Cadence Fund was $2,979,447.

International Equity Fund—In May 2011, the International Equity Fund was transitioned from a Master Trust to a mutual fund. As of December 31, 2010, the Plan’s interest in the net assets of the International Equity Fund was approximately 84%.The International Equity Fund invests primarily in corporate stocks based mainly in Europe and the Pacific Basin. The fund is stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the International Equity Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the International Equity Fund:

December 31, 2010
Corporate stocks	$141,360,238
Receivables	155,335
Payables	(42,542)

Total	$141,473,031

At December 31, 2010, the Plan’s interest in the net assets of the International Equity Fund was $118,655,456.

Investment income for the International Equity Fund was as follows:

Year Ended December 31, 2011
Net investment appreciation	$12,279,754

The Plan’s interest in the investment income of the International Equity Fund was $10,397,553.

Real Estate Fund—As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the Real Estate Fund was approximately 84% and 83%, respectively. The Real Estate Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Real Estate Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2011	December 31, 2010
Corporate stocks	$54,872,219	$54,340,946
Receivables	69,952	25,778
Payables	(91,228)	(328)

Total	$54,850,943	$54,366,396

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Real Estate Fund was $45,944,953 and $45,031,470, respectively.

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2011
Dividends	$519,835
Net investment appreciation	2,418,416

Total	$2,938,251

The Plan’s interest in the investment income of the Real Estate Fund was $2,450,109.

6. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

•	Quoted securities prices and indices

•	Securities trading information including volume and restrictions

•	Maturity

•	Interest rates

•	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The BNY Mellon Fund, held in the Master Trust, is a Level 3 fair value measurement due to the use of significant unobservable inputs, including the models used to measure the fair value of the wrapper contracts on GICs held in this fund.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2011 and 2010:

	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$—	$732,938,137	$—	$732,938,137	$—	$615,213,705	$—	$615,213,705
Common/Collective Trusts:
EB Temporary Investment Fund(1)	—	1,668,046	—	1,668,046	—	3,794,292	—	3,794,292
Intermediate Bond Fund	—	94,614,820	—	94,614,820	—	76,870,473	—	76,870,473
Large Cap Value Fund	—	38,426,696	—	38,426,696	—	43,547,682	—	43,547,682
S&P 500 Index Fund	—	173,408,492	—	173,408,492	—	166,256,288	—	166,256,288
Wilshire 4500 Index Fund	—	74,272,452	—	74,272,452	—	73,827,307	—	73,827,307
Target Retirement Funds	—	275,426,482	—	275,426,482	—	247,410,945	—	247,410,945
Mutual Fund:
International Equity Fund(2)	98,675,689	—	—	98,675,689	—	—	—	—

	$98,675,689	$1,390,755,125	$—	$1,489,430,814	$—	$1,226,920,692	$—	$1,226,920,692

(1)	The EB Temporary Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
(2)	In May 2011, the International Equity Fund was transitioned from the Master Trust to a mutual fund. See Note 1.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2011 and 2010:

	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
BNY Mellon Fund	$—	$—	$660,802,132	$660,802,132	$—	$—	$615,029,023	$615,029,023
RCM Fund	—	66,145,163	—	66,145,163	—	72,176,827	—	72,176,827
Lee Munder Fund	—	60,393,378	—	60,393,378	—	69,509,234	—	69,509,234
Cadence Fund	—	70,735,667	—	70,735,667	—	65,768,657	—	65,768,657
International Equity Fund(2)	—	—	—	—	—	141,473,031	—	141,473,031
Real Estate Fund	—	54,850,943	—	54,850,943	—	54,366,396	—	54,366,396

	$—	$252,125,151	$660,802,132	$912,927,283	$—	$403,294,145	$615,029,023	$1,018,323,168

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2011 and 2010 was as follows: BNY Mellon Fund (75% for 2011 and 72% for 2010), RCM Fund (81% for 2011 and 79% for 2010), Lee Munder Fund (84% for both periods), Cadence Fund (84% for both periods), International Equity Fund (84% for 2010) and Real Estate Fund (84% for 2011 and 83% for 2010).
(2)	In May 2011, the International Equity Fund was transitioned from the Master Trust to a mutual fund included in plan investments.

The following table presents the change in the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value and included in the Level 3 fair value category:

Level 3 Investments Held in Master Trust 2011
Balance at January 1,	$615,029,023
Change in unrealized gains relating to assets still held at the reporting date	4,963,216
Purchases	337,542,958
Sales	(296,733,065)

Balance at December 31	$660,802,132

The gains and losses on investments held in the Master Trust included in the Level 3 fair value category, including those attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, were classified in income from Master Trust in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a) and 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

The Plan obtained its latest determination letter on December 5, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of certain Common/Collective Trusts and a Master Trust managed by BNY Mellon. BNY Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2011 and 2010, the Plan’s investment in the Dominion Stock Fund included 13,808,179 and 14,401,070 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $501 million and $495 million, respectively. During the year ended December 31, 2011, the Plan recorded dividend income related to Dominion common stock of approximately $27 million.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2011	December 31, 2010
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$2,209,539,986	$2,015,568,126
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,169,382	9,555,410

Net assets available for benefits per the Form 5500, at fair value	$2,218,709,368	$2,025,123,536

		Year Ended December 31, 2011
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net increase in net assets per the financial statements		$193,971,860
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		(386,028)

Net increase in net assets per the Form 5500		$193,585,832

10. PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

11. OTHER MATTERS

Dominion continues to seek a buyer for Dominion Energy Kewaunee, Inc.

Dominion State Line Power Station was retired in March 2012.

Salem Harbor units 1 and 2 were retired as planned on December 31, 2011 and Dominion plans to retire the remaining two units in 2014.

Dominion does not expect that these events will have any significant impact on the Plan.

SUPPLEMENTAL SCHEDULES

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Dominion Resources, Inc.	Dominion Stock Fund	$500,649,195	$732,938,137

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund**	1,668,046	1,668,046
*	The Bank of New York Mellon	Intermediate Bond Fund	80,383,772	94,614,820
	KeyBank National Association	Large Cap Value Fund	37,022,054	38,426,696
*	The Bank of New York Mellon	S&P 500 Index Fund	137,790,289	173,408,492
*	The Bank of New York Mellon	Wilshire 4500 Index Fund	61,714,696	74,272,452
	The Vanguard Group, Inc.	Target Retirement Income Fund	26,745,773	27,599,249
	The Vanguard Group, Inc.	Target Retirement 2015 Fund	34,748,031	36,943,845
	The Vanguard Group, Inc.	Target Retirement 2020 Fund	47,272,958	50,140,407
	The Vanguard Group, Inc.	Target Retirement 2025 Fund	37,280,187	39,825,038
	The Vanguard Group, Inc.	Target Retirement 2030 Fund	20,599,841	21,745,225
	The Vanguard Group, Inc.	Target Retirement 2035 Fund	17,981,402	19,583,590
	The Vanguard Group, Inc.	Target Retirement 2040 Fund	19,867,788	21,218,221
	The Vanguard Group, Inc.	Target Retirement 2045 Fund	31,045,795	32,093,817
	The Vanguard Group, Inc.	Target Retirement 2050 Fund	20,624,254	22,202,966
	The Vanguard Group, Inc.	Target Retirement 2055 Fund	3,996,941	4,074,124

			578,741,827	657,816,988

		Mutual Fund:
	Capital Research & Management Co.	International Equity Fund	124,461,570	98,675,689

	Total investments excluding interest in Master Trust		1,203,852,592	1,489,430,814

		Loans to Participants (range of interest rates —4.25% to 10.50% and range of maturity dates—1/1/12 to 7/20/17)	25,018,239	25,018,240

	Total assets (held at end of year)		$1,228,870,831	$1,514,449,054

*	A party-in-interest as defined by ERISA.
**	The EB Temporary Investment Fund is a money market account used for temporary investment and is not an investment option for participants.

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2011

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)
2,895,524	*Dominion Stock Fund	Corporate Stock-Common	345	$—	$137,984,154	$101,687,704	$36,296,450

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN
(name of plan)

Date: June 25, 2012	/s/ Steven A. Rogers
Steven A. Rogers President and Chief Administrative Officer